United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director, Corporate Transaction

TOTALENERGIES SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

00-331-4135-2834

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons TotalEnergies SE
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 173,862,474 shares of Common Stock outstanding as of April 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

1	Names of Reporting Persons TotalEnergies Gaz & Electricité Holdings France SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 173,862,474 shares of Common Stock outstanding as of April 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

1	Names of Reporting Persons TotalEnergies Solar Intl SAS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 87,955,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 87,955,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,955,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.6%*
14	Type of Reporting Person CO

*	Percentage calculated based on 173,862,474 shares of Common Stock outstanding as of April 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

Explanatory Note

This Amendment No. 16 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014, December 9, 2015, December 10, 2015, November 25, 2019, January 21, 2020, February 4, 2020, February 19, 2020, March 20, 2020 and April 15, 2020 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 2.	Identity and Background.

Item 2 of the Filing is amended and restated in its entirety as follows:

This Statement on Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	TotalEnergies SE, a societas europea organized under the laws of the Republic of France (“TotalEnergies”),

2)	TotalEnergies Gaz & Electricité Holdings France SAS, a société par actions simplifiée organized under the laws of the Republic of France (“TotalEnergies Gaz”), and

3)	TotalEnergies Solar Intl SAS, a société par actions simplifiée organized under the laws of the Republic of France (“TotalEnergies Solar” and together with TotalEnergies Gaz, the “Sellers”).

The business address of each of the Reporting Persons and their executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Together with its subsidiaries and affiliates (including TotalEnergies Gaz and TotalEnergies Solar), TotalEnergies, a broad energy company with a presence in more than 130 countries on five continents, is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. The Group’s activities include the exploration and production of oil and gas, refining, petrochemicals and petroleum product retailing, solar power, sustainable biofuels and electricity, primarily from renewable sources.

Information with respect to the directors and executive officers of each of the Reporting Persons is provided on Schedule A.

Other than as disclosed by TotalEnergies in its Annual Reports on Form 20-F filed with the Securities and Exchange Commission between 2017 and 2022, during the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is amended and supplemented as follows:

On May 24, 2022, Sellers agreed to sell 50% less one unit of the equity interests in a newly formed Delaware limited liability company (“HoldCo”), which upon closing of the Transaction (as defined below) will be the record holder of all of the shares of Common Stock held by Sellers, to GIP III Sol Acquisition, LLC (“Purchaser” and such transaction, the “Transaction”). The closing of the Transaction is subject to customary but material contingencies, including without limitation receipt of certain regulatory approvals. Following the closing of the Transaction, Sellers are expected to own 50% plus one unit of the equity interests in Holdco and Purchaser is expected to own 50% less one unit of the equity interests in HoldCo. No shares of Common Stock are being directly transferred to the Purchaser pursuant to the Transaction.

Following the closing of the Transaction, by virtue of Sellers’ and Purchaser’s respective governance rights over HoldCo, Sellers and Purchaser may be deemed to share beneficial ownership of all of the shares of Common Stock that are now beneficially owned by the Reporting Persons. Following the closing of the Transaction, Sellers and Purchaser are also each contemplated to have certain other governance rights related to HoldCo, including without limitation with respect to the exercise of director nomination rights held by the Reporting Persons with respect to the board of the directors of the Issuer. The Transaction is expected to close by year end 2022, subject to customary conditions including without limitation the receipt of certain regulatory and other approvals. However, there can be no assurance that the Transaction closing will actually occur, or occur by any particular date or on the currently anticipated terms.

Item 5.	Interest in Securities of the Issuer.

Item	s 5(a) and (b) of the Filing are amended and restated in their entirety as follows:

The number and percentage of shares of Common Stock to which this Statement relates is 87,955,456, constituting 50.6% of the 173,862,474 shares of Common Stock outstanding as of April 29, 2022 as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2022.

TotalEnergies Solar is a direct wholly owned subsidiary of TotalEnergies Gaz, which is an indirect wholly owned subsidiary of TotalEnergies. As a result, each of TotalEnergies Solar, TotalEnergies Gaz and TotalEnergies may be deemed to beneficially own the foregoing Shares.

As of the date of this Statement, the Reporting Persons are the only beneficial owners of the foregoing Shares. To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A is the beneficial owner of any Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022

TOTALENERGIES SE

By:	/s/ Aurélien Hamelle
Name:	Aurélien Hamelle
Title:	General Counsel

TOTALENERGIES GAZ & ELECTRICITÉ HOLDINGS FRANCE SAS

By:	/s/ Noémie Malige
Name:	Noémie Malige
Title:	Managing Director

TOTALENERGIES SOLAR INTL SAS

By:	Vincent Stoquart
Name:	Vincent Stoquart
Title:	President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

TOTALENERGIES SE

Set forth below is the name and current principal occupation or employment of each director and executive officer of TotalEnergies. References to the “Group” are to the TotalEnergies group of companies. The business address of each of the directors and executive officers of TotalEnergies is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with TotalEnergies.

Name	Principal Occupation or Employment	Citizenship
Patrick Pouyanné	Chairman and Chief Executive Officer	France
Jacques Aschenbroich	Director	France
Patricia Barbizet	Director	France
Marie-Christine Coisne-Roquette	Director	France
Jérôme Contamine	Director	France
Lise Croteau	Director	Canada
Mark Cutifani	Director	Australia
Valérie Della Puppa Tibi	Director	France
Romain Garcia-Ivaldi	Director	France
Maria van der Hoeven	Director	Netherlands
Glenn Hubbard	Director	United States
Anne-Marie Idrac	Director	France
Jean Lemierre	Director	France
Angel Pobo	Director	France

TOTALENERGIES GAZ & ELECTRICITE HOLDINGS FRANCE SAS

Set forth below is the name and current principal occupation or employment of each executive officer of TotalEnergies Gaz. TotalEnergies Gaz does not have a board of directors. The business address of each of the executive officers of TotalEnergies Gaz is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with TotalEnergies Gaz.

Name	Principal Occupation or Employment	Citizenship
Laurent Wolffsheim	President	France
Noémie Malige	Managing Director	France

TOTALENERGIES SOLAR INTL SAS

Set forth below is the name and current principal occupation or employment of each executive officer of TotalEnergies Solar. TotalEnergies Solar does not have a board of directors. The business address of each of the executive officers of TotalEnergies Solar is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with TotalEnergies Solar.

Name	Principal Occupation or Employment	Citizenship
Vincent Stoquart	President	Belgium
Laurent Becerra	Managing Director	France
Benoit Lombardet	Managing Director	France
Noémie Malige	Managing Director	France
Bruno Leconte	Managing Director	France